Exhibit 1.A. (5)(b5)

SINGLE PREMIUM IMMEIDATE ANNUITY RIDER

Tandem Insurance Group, Inc.	Chicago, Illinois

Single Premium Immediate Annuity Rider

This rider provides income payments to the owner for a fixed period. Policy Schedule R shows when payments start and end, how often payments will be made and the amount of each payment.

In this rider, the Policy Schedule R is Policy Schedule R-SPIA. In this rider, as in the basic policy, the word you refers to the insured shown in Policy Schedule R.

Single Premium	Policy Schedule R shows the single premium which is payable for this rider.

Rider Date of Issue	This rider’s date of issue is the same as this policy’s unless a later date is shown in Policy Schedule R. This rider takes effect on its date of issue or when the single premium is paid, whichever is later.

Rider Date	The rider date is used to determine rider payment dates, rider years and anniversaries. It is the same as the policy date, unless a later date is shown in Policy Schedule R.

Rider Value	The rider value at the end of each rider year is shown in Policy Schedule R. For any date other than a rider anniversary, the rider value is adjusted for the lapse of time and income payments made since the last rider anniversary. Values for dates not shown are available on request.

Death Benefit	If we receive proof that you have died and you are the owner of this policy, we will pay the rider value in a lump sum to the beneficiary designated under the basic policy. If you are not the owner of this policy, see If This Policy Ends.

Income Payments to The Owner	The income payments designated in Policy Schedule R represent the payments which are guaranteed. We may from time to time pay amounts in excess of those guaranteed.

Rider Benefits for The Owner

During your lifetime, the owner can surrender this rider to receive the rider value under one of the income plans described below. We’ll issue a separate written agreement putting the income plan into effect.

Income for a Fixed Period

The owner may elect to receive the rider value in installments over a specified period of years. The frequency of payments and the specified period are shown in Policy Schedule R. The interest rate that we use in our calculations will be that in effect at the date of surrender as declared by us from time to time.

Income for Life

The owner may elect an income payable over the owner’s lifetime. Payment will be made to the owner in equal monthly installments and guaranteed for at least 10 years. If the owner lives beyond the period certain, payments will continue while the owner is alive.

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Rider Benefits for The Owner (Continued)

Income for Life (continued)

We guarantee each payment will be at least the amount shown in the following table. By age, we mean the owner’s age on the owner’s birthday nearest the plan’s effective date. Amounts for ages not shown are available on request.

Tables for Income for Life (Monthly Payments for Each $1,000 Applied)
	10 Years Certain			10 Years Certain
Age	Male	Female	Age	Male	Female
0-10	$3.24	$3.17	50	$4.71	$4.33
15	3.32	3.23	55	5.14	4.70
20	3.41	3.30	60	5.68	5.17
25	3.52	3.39	65	6.35	5.80
30	3.66	3.50	70	7.17	6.63
35	3.84	3.64	75	8.07	7.64
40	4.07	3.81	80	8.93	8.64
45	4.36	4.04	85 & over	9.54	9.33

Loan Value

This rider has no loan value and has no effect on the loan values under the basic policy.

If This Policy Ends	During your lifetime, if this policy is terminated by us or surrendered by the owner for its net cash value, this rider will end. If you die and you are not the owner of this policy, this rider will also end. Unless the owner instructs us to apply the rider value under one of the income plans described above, we will continue the terms of this rider under a separate written agreement.

Death of Owner Other Than Insured	If you are not the owner of this policy and the owner dies before all amounts payable under this rider have been distributed, the remaining payments will be continued to the new owner of this policy in accordance with the method and timing of payments being used as of the date of the owner’s death.

Required Note on Our Computations

Our computation of rider values is based on interest at the annual rate fixed by us as of the rider date of issue, but will not be more than the maximum allowed by the insurance laws and regulations in the state of jurisdiction.

We have filed a detailed statement of our computations with the insurance supervisor of the state or jurisdiction where this policy is delivered. The values equal or exceed those required by the law of that state of jurisdiction.

When This Rider Ends	This rider will end on the earliest of the following:

• All payments due under this rider have been made;

• You die prior to the date the last payment is due; or

• The date this policy ends.

This rider is part of the policy to which it’s attached.

Secretary	President

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